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                             April 2, 2024

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 25 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed March 29,
2024

       Dear Dean Huge:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2024 letter.

       Amendment No. 25 to Registration Statement on Form F-1

       Recent Developments, page 13

   1. We note from your disclosures on pages 103 and II-3 that there were numerous equity transactions reported
subsequent to your balance sheet date. Please revise your disclosure to discuss the
substance of each of those transactions and how they impacted your financial statements,
liquidity, and capital resources.
       Capitalization, page 44

   2. We read your response and revised disclosure related to our prior comment 1; however, we are still unclear
how your current presentation is appropriate. We expect all equity transactions after June
30, 2023 to be included in both pro forma presentations. Please address the following
items.
 Dean Huge
FirstName
Innovation LastNameDean
            Beverage GroupHuge
                           Ltd
Comapany
April       NameInnovation Beverage Group Ltd
       2, 2024
April 22, 2024 Page 2
Page
FirstName LastName
                Explain to us why you have not included all share issuances that occurred after June
              30, 2023 in your pro forma and pro forma as adjusted amounts. If amounts are excluded, your disclosure should include a footnote explaining the details for such exclusion.
                We note your response in the third bullet point indicates that IBG is using "the incremental approach" in pro forma calculations. Explain this approach to us and tell us the authoritative guidance that supports this approach and how it is applicable to your presentation.
                Provide a footnote to your table to show how the pro forma and pro forma as adjusted value of ordinary share and accumulated deficit amounts reconcile to information provided elsewhere in the registration statement (e.g., pages 103 and II-3).

History of Share Capital, page 102

3. We read your response to our prior comment 3; however, it is not clear how you have appropriately addressed our comment. You indicated in your response that the February and March shares were issued to two employees at a rate of $2 per share. It is not clear how the $2 valuation reconciles the $4.125 estimated unit offering price. We are reissuing our prior comment in it entirety. We note the disclosures on page 103 and also under
         Recent Sales of Unregistered Securities on page II-3 that on February 27, 2024 you issued an aggregate of 219,915 ordinary shares to two employees with an aggregate value of
         USD$434,839, and on March 27, 2024 you issued an aggregate of 117,083 ordinary shares to two employees with an aggregate value of USD$234,166. It appears that the aforementioned transactions (issued at USD$2.00 per share) were issued at a significant discount to your IPO Unit offering price of $4.125 per unit. Please address the following items to help us facilitate our review of your accounting for equity issuances including stock compensation and conversion features, etc.
             If applicable, tell us why you believe these share issuances are not below the fair market value of the your pending IPO.
             Revise your disclosure (e.g., within recent developments on page 13, footnotes to your capitalization table on pages 44-45, and elsewhere in the registration statement, as necessary) to explain how you will account for the per share price difference in your financial statements and direct us to the accounting guidance you used to support your accounting treatment (such as, additional compensation expense pursuant to ASC 718, or other applicable guidance, etc.).
Notes to Consolidated Financial Statements, page F-8

4. Please revise to include your accounting policy for stock-based compensation to employees and non-employees. In addition, consider the disclosure requirements of ASC
         718.
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please
 Dean Huge
Innovation Beverage Group Ltd
April 2, 2024
Page 3

contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,
FirstName LastNameDean Huge
                                                        Division of Corporation
Finance
Comapany NameInnovation Beverage Group Ltd
                                                        Office of Manufacturing
April 2, 2024 Page 3
cc:       Darrin M. Ocasio
FirstName LastName